U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006.

KINGSWAY FINANCIAL SERVICES INC.

(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA

(Province or other jurisdiction of incorporation or organization)

5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F                      Form 40-F      X

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

    N/A

KINGSWAY FINANCIAL SERVICES INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

Dated: November 2, 2006	By:	/s/ W. Shaun Jackson
W. Shaun Jackson
Executive Vice President and Chief Financial Officer

KINGSWAY ANNOUNCES NEW DIRECTOR

Toronto, Ontario (November 2, 2006) – (TSX:KFS, NYSE:KFS) William G. Star, President & Chief Executive Officer of Kingsway Financial Services Inc. is pleased to announce the appointment of Robert T. E. Gillespie to the Company’s Board of Directors.

Mr. Gillespie is a graduate of the Heriot-Watt University in Edinburgh and the Harvard Business School. During his career, Mr. Gillespie was formerly the Chairman and Chief Executive Officer of General Electric Canada Inc. from 1992 to 2005. Mr. Gillespie also serves on the boards of several public and private companies as well as being an honourary trustee of the Royal Ontario Museum. He is a fellow of the Canadian Academy of Engineering and throughout his distinguished career received many awards including Canada’s International Executive of the Year.

“I am pleased to welcome Bob to the Board of Kingsway Financial”, said Bill Star, Chairman and CEO. “I am confident that his experience and business knowledge will bring additional strength and an extra dimension to our board.”

About the Company

Kingsway Financial Services Inc. is one of the largest truck insurers and non-standard automobile insurers in North America based on A.M. Best data that we have compiled. Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through eleven wholly-owned insurance subsidiaries in Canada and the U.S.. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company, Zephyr Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda.

Lincoln General Insurance Company, Universal Casualty Insurance Company, American Service Insurance Company, Southern United Fire Insurance Company, Jevco Insurance Company, Kingsway Reinsurance Corporation, Barbados and Kingsway Reinsurance (Bermuda) Ltd. are all rated “A-” (Excellent) by A.M. Best. Kingsway General and York Fire are rated “B++” (Very Good) and American Country and U.S. Security are rated “B+” (Very Good) by A.M. Best. The Company’s senior debt is rated investment grade “BBB-”(stable) by Standard and Poor’s and A.M. Best and “BBB” (stable) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:

Shaun Jackson

Executive Vice President and Chief Financial Officer

Tel: (905) 629-7888

Fax: (905) 629-5008

Web Site: www.kingsway-financial.com

KINGSWAY REPORTS 19% INCREASE IN NET INCOME AND INCREASES DIVIDEND

Toronto, Ontario (November 2, 2006) – Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) today announced financial results in U.S. dollars for the third quarter ended September 30, 2006.

Q3 2006 compared to Q3 2005

•	Net income increased 19% to $37.4 million compared to $31.3 million

•	Operating earnings[1] increased 37% to $31.9 million

•	Diluted earnings per share increased 20% to $0.66 compared with $0.55

•	Combined ratio improved to 97.2% compared to 97.8% in Q3 2005

•	Underwriting profit improved to $12.7 million compared to $10.0 million last year

•	Gross premiums written increased 7% to $483.9 million

•	Investment income increased 40% to $31.5 million

•	Annualized return on equity of 16.8%

•	Book value per share increased 18% to $16.14 from $13.65 at Q3 2005

Net income increased by 19% in the quarter to a third quarter record of $37.4 million (C$41.9 million), compared to $31.3 million (C$37.5 million) in the third quarter of last year. Net income for the nine months ended September 30, 2006 increased 7% to $106.5 million (C$120.2 million) compared to $99.1 million (C$121.0 million) reported last year.

In the third quarter, operating earnings1 increased 37% to a third quarter record of $31.9 million (C$35.8 million) compared to $23.3 million (C$28.0 million) in the same quarter last year. Operating earnings for the first nine months of 2006 increased 24% to $95.1 million (C$107.5 million) compared to $76.8 million (C$94.0 million) for the same period last year.

Return on equity (annualized) was 16.8% in the quarter compared to 16.7% in the same quarter of 2005, and 16.6% for the year to date compared to 18.4% for the same period last year. Diluted earnings per share increased 20% to $0.66 (C$0.74) for the quarter compared to $0.55 (C$0.66) for the third quarter of 2005. For the nine month period, diluted earnings per share increased by 7% to $1.87 (C$2.11) compared to $1.74 (C$2.13) for the same period last year.

“Revenues and earnings continue to grow in line with our expectations,” said Bill Star, President & Chief Executive Officer. “Strong operating results, in particular, from our Canadian operations and increased investment income have resulted in a solid third quarter and first nine months of 2006. Our growth in earnings and excellent return on equity have also increased our capital strength, while reducing Kingsway’s operating leverage. Market conditions continue to be competitive, but we are starting to see indications of improvements, particularly in the U.S.. Consistent with our operating strategy, we expect to continue to seize opportunities for profitable growth as they arise.”

1.	Measures used in this news release that are not based on generally accepted accounting principles (“non-GAAP”) are defined at the end of this release and reconciled to the most comparable GAAP measure.

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Premium Growth

During the third quarter of 2006, gross premiums written increased 7% to $483.9 million (C$542.6 million), compared with $452.3 million (C$543.9 million) in the third quarter last year. Gross premiums written increased 5% to $1.52 billion (C$1.73 billion) for the first nine months of 2006, compared to $1.46 billion (C$1.78 billion) for the same period last year. In the quarter, U.S. operations comprised 68% (69% year to date) of gross premiums written, compared with 65% (67% year to date) in the third quarter last year. Trucking, non-standard automobile and commercial automobile premiums comprised 32%, 26% and 13%, respectively, of gross premiums written compared with 30%, 29% and 13% last year.

For the quarter, gross premiums written from U.S. operations increased 13% to $329.3 million (C$369.3 million) compared with $292.2 million (C$351.4 million) last year. For the nine months, gross premiums written by U.S. operations increased 8% to $1.05 billion (C$1.19 billion) compared to $980.0 million (C$1.20 billion) last year. Gross premiums written from Canadian operations decreased 3% to $154.6 million (C$173.3 million) for the quarter, compared to $160.1 million (C$192.5 million) in Q3 last year and for the year to date were $469.8 million (C$531.0 million) compared to $475.4 million (C$582.3 million) for the same period last year.

Net premiums written were $444.7 million (C$498.6 million) compared with $442.5 million (C$532.3 million) for the third quarter of last year and were $1.42 billion (C$1.61 billion) for the first nine months compared to $1.42 billion (C$1.74 billion) for the first nine months of 2005.

Net premiums earned decreased 1% to $458.3 million (C$513.9 million) for the quarter, compared with $461.4 million (C$554.6 million) for the third quarter last year. For the first nine months of 2006, net premiums earned were $1.34 billion (C$1.52 billion) compared with $1.35 billion (C$1.65 billion) in the same period last year. For the U.S. operations, net premiums earned increased 3% to $305.9 million (C$343.1 million) compared with $297.8 million (C$358.0 million) in the third quarter of 2005. Net premiums earned from Canadian operations decreased by 7% to $152.4 million (C$170.8 million) compared with $163.6 million (C$196.6 million) last year. For the year to date, net premiums earned from U.S. operations were $906.5 million (C$1.03 billion) compared to $905.4 million (C$1.11 billion) last year, and for the Canadian operations were $435.0 million (C$492.3 million) and $441.2 million (C$539.7 million), respectively.

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Underwriting Profit & Combined Ratio

The combined ratio for the third quarter was 97.2% (97.1% year to date) which produced a quarterly underwriting profit of $12.7 million (C$14.2 million) and $38.8 million (C$44.0 million) year to date. The Company increased its net estimates for unpaid claims occurring in prior periods by $9.0 million, which increased the combined ratio by 2.0% in the quarter (0.8% year to date) primarily as a result of program business in the United States. The Canadian operations reported favourable reserve development in the quarter and year to date. Increases in professional fees related to Sarbanes-Oxley, audit and litigation costs account for a 1.3% (0.6% year to date) increase to the general expense ratio for the third quarter.

For the quarter, the U.S. operations combined ratio was 99.3% (97.7% Q3 last year) which produced an underwriting profit of $2.1 million ($6.7 million Q3 last year) and the Canadian operations improved to 93.0% (98.0% Q3 last year) which produced an underwriting profit of $10.6 million ($3.3 million Q3 last year). For the year to date, U.S. operations combined ratio was 98.7% (97.0% last year) which produced an underwriting profit of $12.1 million ($27.6 million last year) and for the Canadian operations was 93.9% (97.3% last year), with an underwriting profit of $26.7 million ($12.1 million last year).

Investment Income

Investment income, excluding net realized gains and losses, increased 40% to $31.5 million (C$35.3 million) compared with $22.5 million (C$26.9 million) for the same quarter of 2005. For the year to date investment income, excluding net realized gains and losses, increased by 33% to $90.5 million (C$102.3 million) compared to $68.1 million (C$83.3 million) last year. The yield before expenses on the fixed income portfolio was 4.5% for the third quarter (4.2% year to date) compared to 3.6% (3.6% year to date) for the same quarter last year.

For the quarter, net realized gains amounted to $8.3 million (C$9.3 million) compared with $11.7 million (C$13.8 million) in the third quarter of 2005. For the quarter net realized gains after tax were $5.5 million (C$6.1 million) compared with $8.0 million (C$9.5 million) in the third quarter of 2005.

For the year to date, net realized gains amounted to $17.8 million (C$19.7 million) compared with $30.0 million (C$36.3 million) for the same period last year. For the year to date net realized gains after tax were $11.4 million (C$12.6 million) compared with $22.3 million (C$27.0 million) for the same period last year.

For the quarter, there were no adjustments to the carrying value for declines in market value considered other than temporary ($0.8 million in Q3 2005) on investments still held. Net realized gains include realized losses of $8.5 million ($3.6 million in Q3 2005). For the year, net realized gains include adjustments to the carrying value for declines in the market value considered other than temporary of $2.5 million ($2.9 million last year) on investments still held and realized losses of $27.0 million ($13.6 million last year).

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Net unrealized gains on the total investment portfolio were $20.2 million (C$22.6 million) or $0.36 (C$0.40) per share outstanding at September 30, 2006, as compared to net unrealized gains of $18.2 million (C$21.2 million) or $0.32 (C$0.37) per share outstanding at the end of 2005. Net unrealized gains on the common shares portfolio were $30.0 million (C$33.5 million) or $0.53 (C$0.60) per share outstanding at September 30, 2006 compared to $40.1 million (C$46.6 million) or $0.71 (C$0.83) per share outstanding at the end of 2005.

Balance Sheet

Total assets as at September 30, 2006 were $4.11 billion (C$4.64 billion) compared to $3.80 billion (C$4.44 billion) at the end of 2005. Book value per share increased by 18% to $16.14 (C$18.04) from $13.65 (C$15.87) as at September 30, 2005.

The carrying value of the investment portfolio including cash increased 6% to $3.10 billion (C$3.47 billion), compared to $2.91 billion (C$3.39 billion) as at December 31, 2005. At September 30, 2006, 23% of the fixed income portfolio matures in less than one year and 47% matures after one year and in less than five years. The fair value of the investment portfolio including cash was $55.65 (C$62.20) per common share at September 30, 2006.

During the quarter, provisions for unpaid claims increased by 5% to $1.94 billion (C$2.17 billion) compared to $1.84 billion (C$2.14 billion) at the end of 2005.

The Company has increased its investment in capital assets by $29.0 million during the year, $27.1 million of which is the result of the construction that continues on its new head office building in Mississauga and new facilities for Lincoln General in York, Pennsylvania. The head office building in Mississauga is scheduled for completion in the first quarter of 2007, and the York, Pennsylvania facility has been completed and is now occupied.

Normal Course Issuer Bid

During the quarter, the Company repurchased and cancelled 90,000 common shares under the normal course issuer bid for a total purchase price of $1.9 million (C$2.1 million). For the year to date, we have repurchased and cancelled 562,800 common shares or 1% of the shares outstanding at the beginning of the year for a total purchase price of $11.1 million (C$12.5 million) at an average price of $19.66 (C$22.13).

Quarterly Dividend

The Board of Directors today approved the payment of the Company’s quarterly dividend to shareholders of C$0.075 per common share. The dividend payment will be made on December 29, 2006 to shareholders of record as at December 15, 2006.

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Further Information

The discussion and analysis of our results of operation and information in this press release is an update of the information set forth in our 2005 Annual Report. Further information about our financial results and condition can be found in our Annual Report and other filings available on our website at www.kingsway-financial.com, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Conference Call

The Company will have its quarterly conference call today at 5:00pm (EDT). The call may be accessed by telephone at 1-800-814-4861. A live broadcast of the conference call can be accessed at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1613700 or through a link from our website at www.kingsway-financial.com. A rebroadcast of the conference call will also be available and can be accessed through our website.

Annual Investor Day

The Company will be hosting its annual Investor Day on Thursday, November 9, 2006 starting at 8:30am at the TSX Broadcast Centre located at The Exchange Tower, 2 First Canadian Place, Toronto, Ontario. Executives of Kingsway Financial and several of the subsidiaries will be speaking regarding their company’s operations.

Forward Looking Statements

This press release includes “forward looking statements” that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2005 Annual Report under the heading Risks and Uncertainties in the Management’s Discussion and Analysis section. The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

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About the Company

Kingsway Financial Services Inc. is one of the largest truck insurers and non-standard automobile insurers in North America based on A.M. Best data that we have compiled. Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through eleven wholly-owned insurance subsidiaries in Canada and the U.S.. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company, Zephyr Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda.

Lincoln General Insurance Company, Universal Casualty Insurance Company, American Service Insurance Company, Southern United Fire Insurance Company, Jevco Insurance Company, Kingsway Reinsurance Corporation, Barbados and Kingsway Reinsurance (Bermuda) Ltd. are all rated “A-” (Excellent) by A.M. Best. Kingsway General and York Fire are rated “B++” (Very Good) and American Country and U.S. Security are rated “B+” (Very Good) by A.M. Best. The Company’s senior debt is rated investment grade “BBB-”(stable) by Standard and Poor’s and A.M. Best and “BBB” (stable) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:

W. Shaun Jackson

Executive Vice President and Chief Financial Officer

Tel: (905) 629-7888

Fax: (905) 629-5008

Web Site: www.kingsway-financial.com

KINGSWAY FINANCIAL SERVICES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the three and nine months ended September 30, 2006 and 2005

(In thousands of U.S. dollars, except for per share amounts)

	Quarter to Sept 30:		9 months to Sept 30:
	2006	2005	2006	2005
	(unaudited)
Gross premiums written	$483,903	$452,341	$1,523,635	$1,455,393

Net premiums written	$444,666	$442,517	$1,422,961	$1,420,928

Revenue:
Net premiums earned	$458,309	$461,445	$1,341,520	$1,346,570
Investment income	31,518	22,455	90,470	68,102
Net realized gains	8,343	11,657	17,777	30,042

	498,170	495,557	1,449,767	1,444,714

Expenses:
Claims incurred	309,818	309,865	914,989	917,305
Commissions and premium taxes	83,267	101,395	252,283	279,017
General and administrative expenses	52,512	40,163	135,434	110,561
Interest expense	7,607	6,884	22,417	18,855
Amortization of intangibles	—	130	—	389

	453,204	458,437	1,325,123	1,326,127

Income before income taxes	44,966	37,120	124,644	118,587
Income taxes	7,561	5,781	18,183	19,480

Net income	$37,405	$31,339	$106,461	$99,107

Earnings per share:
Basic:	$0.67	$0.55	$1.89	$1.75
Diluted:	$0.66	$0.55	$1.87	$1.74

Weighted average shares outstanding:
Basic:	56,095	56,467	56,292	56,405
Diluted:	56,664	56,965	56,966	56,857

Claims ratio	67.6%	67.1%	68.2%	68.1%
Expense ratio	29.6%	30.7%	28.9%	28.9%
Combined ratio	97.2%	97.8%	97.1%	97.0%

Underwriting profit	$12,712	$10,022	$38,814	$39,687
Return on equity (annualized)	16.8%	16.7%	16.6%	18.4%
Book value per share			$16.14	$13.65

KINGSWAY FINANCIAL SERVICES INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	Sept. 30 2006 (unaudited)	Dec. 31 2005
ASSETS
Cash and cash equivalents	$37,655	$111,034
Investments	3,062,754	2,803,790
Accrued investment income	27,863	25,126
Accounts receivable and other assets	343,887	282,764
Due from reinsurers and other insurers	229,045	222,974
Deferred policy acquisition costs	170,651	148,829
Income taxes recoverable	2,718	—
Future income taxes	67,558	57,939
Capital assets	100,632	71,608
Goodwill and intangible assets	69,833	71,130

	$4,112,596	$3,795,194

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Bank indebtedness	$37,119	$11,767
Loans payable	66,222	66,222
Accounts payable and accrued liabilities	135,450	129,666
Income taxes payable	—	6,817
Unearned premiums	740,287	649,228
Unpaid claims	1,942,988	1,844,211
Senior unsecured debentures	194,786	192,068
Subordinated indebtedness	90,500	90,500

	3,207,352	2,990,479

SHAREHOLDERS’ EQUITY

Share capital	329,649	331,470
Issued and outstanding number of common shares 56,073,722 – September 30, 2006 56,480,453 – December 31, 2005
Contributed surplus	4,418	3,237
Currency translation adjustment	20,897	9,958
Retained earnings	550,280	460,050

	905,244	804,715

	$4,112,596	$3,795,194

KINGSWAY FINANCIAL SERVICES INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the three and nine months ended September 30, 2006 and 2005

(In thousands of U.S. dollars)

	Quarter to Sept 30:		9 months to Sept 30:
	2006	2005	2006	2005
	(unaudited)
Retained earnings, beginning of period	$517,194	$397,641	$460,050	$334,468

Net income for the period	37,405	31,339	106,461	99,107

Dividends	(3,138)	(2,398)	(9,341)	(6,993)

Repurchase of common shares for cancellation	(1,181)	—	(6,890)	—

Retained earnings, end of period	$550,280	$426,582	$550,280	$426,582

KINGSWAY FINANCIAL SERVICES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three and nine months ended September 30, 2006 and 2005

(In thousands of U.S. dollars)

	Quarter to Sept 30:		9 months to Sept 30:
	2006	2005	2006	2005
	(unaudited)
Cash provided by (used in):

Operating activities:
Net income	$37,405	$31,339	$106,461	$99,107
Items not affecting cash:
Amortization 1,816	2,065	5,725	5,988
Future income taxes	994	(3,128)	2,670	(4,565)
Net realized gains	(8,343)	(11,657)	(17,777)	(30,042)
Amortization of bond premiums & discounts	(870)	2,255	(2,201)	9,572

	31,002	20,874	94,878	80,060

Net change in other non-cash balances:	12,062	46,616	52,459	134,963

	43,064	67,490	147,337	215,023

Financing activities:
Increase of share capital	811	45	2,400	2,419
Repurchase of common shares for cancellation	(1,860)	—	(11,109)	—
Dividends	(3,138)	(2,398)	(9,341)	(6,993)
Increase in bank indebtedness and loans payable	15,806	4,817	24,752	10,954

	11,619	2,464	6,702	6,380

Investing activities:
Purchase of investments	(767,245)	(615,486)	(2,509,672)	(1,812,265)
Proceeds from sale of investments	681,859	547,209	2,308,425	1,582,712
Financed premiums receivable, net	3,879	2,825	7,490	(1,541)
Net change to capital assets	(9,904)	(5,059)	(33,661)	(8,079)

	(91,411)	(70,511)	(227,418)	(239,173)

Decrease in cash during period	(36,728)	(557)	(73,379)	(17,770)

Cash, beginning of period	74,383	69,890	111,034	87,103

Cash, end of period	$37,655	$69,333	$37,655	$69,333

KINGSWAY FINANCIAL SERVICES INC.

SUPPLEMENTARY INFORMATION TO PRESS RELEASE

As at September 30, 2006 and December 31, 2005

(In thousands of U.S. dollars)

(Unaudited)

1.	Investments:

	September 30, 2006
	Carrying Amount	Fair value
Term deposits	$406,777	$406,317
Bonds:
Government	374,503	377,216
Corporate	1,781,109	1,769,119
Common shares	419,470	449,435
Financed premiums	80,895	80,895

	$3,062,754	$3,082,982

	December 31, 2005
	Carrying Amount	Fair value
Term deposits	$383,071	$381,734
Bonds:
Government	428,316	427,801
Corporate	1,581,579	1,561,443
Preferred shares	1,290	1,352
Common shares	323,830	363,955
Financed premiums	85,704	85,704

	$2,803,790	$2,821,989

KINGSWAY FINANCIAL SERVICES INC.

SUPPLEMENTARY INFORMATION TO PRESS RELEASE

For the three and nine months ended September 30, 2006 and 2005

(In thousands of U.S. dollars)

(Unaudited)

2. Underwriting Results:

The underwriting results for the Company’s operations were as follows:

	Quarter to Sept 30:		9 months to Sept 30:
	2006	2005	2006	2005
Underwriting Profit
Canada	$10,651	$3,285	$26,714	$12,125
U.S.	2,061	6,737	12,100	27,562

Total	$12,712	$10,022	$38,814	$39,687

Combined Ratio
Canada	93.0%	98.0%	93.9%	97.3%
U.S.	99.3%	97.7%	98.7%	97.0%
Total	97.2%	97.8%	97.1%	97.0%

Expense Ratio
Canada	30.9%	27.9%	30.3%	27.2%
U.S.	29.0%	32.2%	28.2%	29.8%
Total	29.6%	30.7%	28.9%	28.9%

Loss Ratio
Canada	62.1%	70.1%	63.6%	70.1%
U.S.	70.4%	65.5%	70.4%	67.2%
Total	67.6%	67.1%	68.2%	68.1%

Favourable (Unfavourable) change in estimated unpaid claims for prior accident years (note 1):
Canada	$5,062	$1,142	$6,365	$(5,719)
U.S.	(14,040)	410	(17,067)	(372)

Total	$(8,978)	$1,552	$(10,702)	$(6,091)

As a % of net premiums earned (note 2):
Canada	(3.3%)	(0.7%)	(1.5%)	1.3%
U.S.	4.6%	(0.1%)	1.9%	0.0%
Total	2.0%	(0.3%)	0.8%	0.5%

As a % of unpaid claims (note 3):
Canada			(0.8%)	0.9%
U.S.			1.6%	0.0%
Total			0.6%	0.4%

Note 1 -	(Increase) decrease in estimates for unpaid claims from prior accident years reflected in current financial year results.
Note 2 -	Increase (decrease) in current financial year reported combined ratio
Note 3 -	Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year

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KINGSWAY FINANCIAL SERVICES INC.

SUPPLEMENTARY INFORMATION TO PRESS RELEASE

As at September 30, 2006 and December 31, 2005

(In thousands of U.S. dollars, except for per share amount)

(Unaudited)

3. Financial Strength:

Some of the key indicators of the Company’s financial strength are as follows:

	September 30, 2006		December 31, 2005
Rolling four quarter calculations:

Net Premiums Written to Estimated Statutory Surplus Ratio	1.7	x	1.9	x

Interest Coverage Ratio	6.7	x	7.2	x

Total Bank and Senior Debt to Capitalization Ratio	23.2%		23.5%

4. Summary of Quarterly Results in Canadian dollars over the previous five quarters

	2006			2005
	Q3	Q2	Q1	Q4	Q3
Gross premiums written	$542,590	$597,352	$585,718	$515,304	$543,889

Net premiums earned	513,926	511,797	493,047	522,439	554,559

Total revenue	558,573	560,309	521,963	561,261	595,307

Net realized gains (losses) after tax	6,100	7,782	(1,235)	7,436	9,498

Underwriting profit	14,201	10,875	18,923	11,918	12,114

Net income	41,872	44,944	33,355	42,078	37,500

Book value per share	$18.04	$17.35	$17.13	$16.57	$15.87

Earnings per share
Basic	$0.75	$0.80	$0.59	$0.75	$0.66
Diluted	0.74	0.79	0.58	0.74	0.66

The selected financial information disclosed above has been translated using the Bank of Canada monthly average exchange rate for the income statement and the month end rate for the balance sheet. Readers should be cautioned as to the limited usefulness of the selected financial information presented above.

KINGSWAY FINANCIAL SERVICES INC.

Non-GAAP Financial Measures

For the three and nine months ended September 30, 2006 and 2005

(In thousands of U.S. dollars)

(Unaudited)

Operating Earnings Information:

Operating earnings is a non-GAAP financial measure that the Company uses to assess the profitability of our operations. Operating earnings are calculated as net income excluding after-tax net realized gains and losses on investments. The following table reconciles net income, the most comparable GAAP measure, to operating earnings.

	Quarter to Sept 30		9 months to Sept 30
	2006	2005	2006	2005
	(unaudited)
Net income, as reported	$37,405	$31,339	$106,461	$99,107

Net realized gains before tax, as reported	8,343	11,657	17,777	30,042
Tax effect on net realized gains	2,869	3,645	6,382	7,749

Net realized gains after tax	5,474	8,012	11,395	22,293

Operating earnings	$31,931	$23,327	$95,066	$76,814

PRESIDENT’S MESSAGE TO SHAREHOLDERS

Dear Shareholders:

On behalf of the Board of Directors, I am pleased to report our financial results for the third quarter and nine months ended September 30, 2006 in U.S. dollars except where indicated.

Revenues and earnings continue to grow in line with our expectations. Strong operating results, in particular, from our Canadian operations and increased investment income have resulted in a solid third quarter and first nine months of 2006. Our growth in earnings and excellent return on equity have also increased our capital strength, while reducing Kingsway’s operating leverage. Market conditions continue to be competitive, but we are starting to see indications of improvements, particularly in the U.S.. Consistent with our operating strategy, we expect to continue to seize opportunities for profitable growth as they arise.

Net income increased by 19% in the quarter to a third quarter record of $37.4 million (C$41.9 million), compared to $31.3 million (C$37.5 million) in the third quarter of last year. Net income for the nine months ended September 30, 2006 increased 7% to $106.5 million (C$120.2 million) compared to $99.1 million (C$121.0 million) reported last year.

In the third quarter, operating earnings increased 37% to a third quarter record of $31.9 million (C$35.8 million) compared to $23.3 million (C$28.0 million) in the same quarter last year. Operating earnings for the first nine months of 2006 increased 24% to $95.1 million (C$107.5 million) compared to $76.8 million (C$94.0 million) for the same period last year. Operating earnings are calculated as net income excluding after-tax net realized gains and losses on investments.

Return on equity (annualized) was 16.8% in the quarter compared to 16.7% in the same quarter of 2005, and 16.6% for the year to date compared to 18.4% for the same period last year. Diluted earnings per share increased 20% to $0.66 (C$0.74) for the quarter compared to $0.55 (C$0.66) for the third quarter of 2005. For the nine month period, diluted earnings per share increased by 7% to $1.87 (C$2.11) compared to $1.74 (C$2.13) for the same period last year.

Outlook

In Canada we continue to see rational pricing but increasing competition. The Government activism in Alberta is leading to a growing Facility (residual market) which is extremely unprofitable and we believe this will have a major impact on the profitability of the personal automobile product for the industry in that province. Ontario automobile continues to be a profitable but increasingly competitive market. We will continue our focus and maintain our underwriting discipline in these markets. Growth in capital in the industry is exceeding the growth in revenues, however, interest rates are stable and lower than in the U.S. which is driving rational behaviour.

In the U.S. the unprecedented hurricane losses in 2005 have had a significant impact on the availability and pricing of reinsurance. We believe that these conditions will create additional opportunities where many of our smaller competitors rely heavily on reinsurance to protect their surplus from the impact of large losses. The loss of capital sustained by reinsurers in 2005 has been partially replenished by new capital and by a profitable season in 2006, however the magnitude of price increases continues to put pressure on the industry leverage ratio of premiums written to surplus. We do not anticipate these trends will lead to lower reinsurance pricing for 2007.

The positive cash flow generated from our profitability and growing operations continues to increase the size of our investment portfolio. The rising interest rate environment has also led to increased yields on our investment portfolio. As 23% of our fixed income portfolio matures in the next year we anticipate that our investment income will continue to grow as we reinvest at yields which are higher than those on the maturing instruments.

I am pleased to announce that the Board of Directors has declared a quarterly dividend of C$0.075 per common share, payable on December 29, 2006 to shareholders of record on December 15, 2006.

I am also pleased to announce the appointment of Mr. Robert T. E. Gillespie to the Company’s Board of Directors. Mr. Gillespie is a graduate of the Heriot-Watt University in Edinburgh and the Harvard Business School. During his career, Mr. Gillespie was formerly the Chairman and Chief Executive Officer of General Electric Canada Inc. from 1992 to 2005. Mr. Gillespie also serves on the boards of several public and private companies as well as being an honourary trustee of the Royal Ontario Museum. He is a fellow of the Canadian Academy of Engineering and throughout his distinguished career received many awards including Canada’s International Executive of the Year.

This President’s Message contains forward looking statements that are subject to risks and uncertainties. The reader should review the “Forward Looking Statements” section of Management’s Discussion and Analysis to assist in identifying risk factors that could cause actual results to differ materially from those anticipated in the forward looking statements.

Sincerely,

/s/ William G. Star
William G. Star,
President & Chief Executive Officer
November 2, 2006

Kingsway Financial Services Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2006 and 2005

(In thousands of U.S. dollars)

The following management’s discussion and analysis (MD&A) should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the third quarter of fiscal 2006 and 2005; with the MD&A set out on pages 16 to 55 in the Company’s 2005 Annual Report, including the section on risk factors; and with the notes to the interim consolidated financial statements for the third quarter of fiscal 2006 and the notes to the audited consolidated financial statements for fiscal 2005 set out on pages 63 to 76 of the Company’s 2005 Annual Report.

The Company’s financial results are reported in U.S. dollars. Unless otherwise indicated, all amounts are in U.S. dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Non-GAAP Financial Measures

The Company uses both GAAP and certain non-GAAP financial measures to assess performance. Securities regulators require that companies caution readers about non-GAAP financial measures that do not have a standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies. Kingsway, like many insurance companies, analyzes performance based on underwriting ratios such as combined, expense and loss ratios. These terms are defined in the glossary of terms section beginning on page 81 of the 2005 Annual Report. The Company also uses investment portfolio per share information which is calculated based on the fair value of the investment portfolio divided by the number of issued and outstanding common shares. The Company uses operating earnings which are calculated as net income excluding after-tax net realized gains and losses on investments to assess the profitability of its operations. A reconciliation of net income to operating earnings is presented below in thousands of U.S. dollars.

	Quarter to Sept 30		9 months to Sept 30
	2006	2005	2006	2005
	(unaudited)
Net income, as reported	$37,405	$31,339	$106,461	$99,107

Net realized gains before tax, as reported	8,343	11,657	17,777	30,042
Tax effect on net realized gains	2,869	3,645	6,382	7,749

Net realized gains after tax	5,474	8,012	11,395	22,293

Operating earnings	$31,931	$23,327	$95,066	$76,814

Kingsway Financial Services Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2006 and 2005

(In thousands of U.S. dollars)

For the three months ended September 30, 2006 and 2005

Gross Premiums Written. During the third quarter of 2006, gross premiums written increased 7% to $483.9 million (C$542.6 million), compared with $452.3 million (C$543.9 million) in the third quarter last year. U.S. operations comprised 68% of gross premiums written, compared with 65% in the third quarter last year. Gross premiums written from U.S. operations increased 13% to $329.3 million (C$369.3 million) compared with $292.2 million (C$351.4 million) last year. Gross premiums written increased by $28.6 million (C$32.0 million) in the third quarter as a result of business written with The Robert Plan Corporation (which commenced in 2006) and Zephyr Insurance Company (which was acquired during Q4 of 2005). Gross premiums written from Canadian operations decreased 3% to $154.6 million (C$173.3 million) for the quarter, compared to $160.1 million (C$192.5 million) in Q3 last year.

Net Premiums Written. Net premiums written were $444.7 million (C$498.6 million) compared with $442.5 million (C$532.3 million) for the third quarter of last year. Net premiums written for the U.S. operations increased 2% to $295.3 million (C$331.1 million) compared with $289.6 million (C$348.4 million) last year. Zephyr’s ceded premiums were $18.6 million (C$20.8 million) in the third quarter. Net premiums written for the Canadian operations decreased 2% to $149.4 million (C$167.5 million) compared with $152.9 million (C$183.9 million) in the third quarter of last year. Ceded premiums were 8.1% of gross premiums written and were 4.4% excluding the impact of Zephyr’s ceded premiums in the quarter.

Net Premiums Earned. Net premiums earned decreased 1% to $458.3 million (C$513.9 million) for the quarter, compared with $461.4 million (C$554.6 million) for the third quarter last year. For the U.S. operations, net premiums earned increased 3% to $305.9 million (C$343.1 million) compared with $297.8 million (C$358.0 million) in the third quarter of 2005. Net premiums earned from Canadian operations decreased by 7% to $152.4 million (C$170.8 million) compared with $163.6 million (C$196.6 million) in the same quarter of last year.

Investment Income. Investment income increased 40% to $31.5 million (C$35.3 million) compared with $22.5 million (C$26.9 million) for the same quarter of 2005, primarily as a result of the increase in the investment portfolio. The yield before expenses on the fixed income portfolio was 4.5% for the third quarter compared to 3.6% for the same quarter last year.

Net Realized Gains/Losses. Net realized gains amounted to $8.3 million (C$9.3 million) compared with $11.7 million (C$13.8 million) in the third quarter of 2005. Net realized gains after tax were $5.5 million (C$6.1 million) compared with $8.0 million (C$9.5 million) in the third quarter of 2005. In the quarter, there were no adjustments to the carrying value for declines in market value considered other than temporary ($0.8 million in Q3 2005) on investments still held. Net realized gains include realized losses of $8.5 million ($3.6 million in Q3 2005).

Kingsway Financial Services Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2006 and 2005

(In thousands of U.S. dollars)

Claims Incurred. The claims ratio for the third quarter of 2006 was 67.6%, compared to 67.1% in the third quarter last year. The claims ratio for the U.S. operations was 70.4% compared with 65.5% for the third quarter of 2005. The claims ratio for the Canadian operations improved to 62.1% compared to 70.1% in the third quarter of last year. The Company increased its net estimates for unpaid claims occurring in prior periods by $9.0 million (C$10.1 million), which increased the combined ratio by 2.0% in the quarter primarily as a result of program business in the United States. The Canadian operations reported favourable reserve development in the quarter.

Underwriting Expenses. The combined ratio of 97.2% for the third quarter produced an underwriting profit of $12.7 million (C$14.2 million) compared to the combined ratio of 97.8% and $10.0 million (C$12.1 million) of underwriting profit in Q3 last year. For the quarter, the U.S. operations combined ratio was 99.3% (97.7% Q3 last year) which produced an underwriting profit of $2.1 million ($6.7 million Q3 last year) and the Canadian operations improved to 93.0% (98.0% Q3 last year) which produced an underwriting profit of $10.6 million ($3.3 million Q3 last year). Increases in professional fees related to Sarbanes-Oxley, audit and litigation costs account for a 1.3% increase to the general expense ratio for the third quarter.

Interest Expense. Interest expense in the third quarter of 2006 was $7.6 million (C$8.5 million), compared to $6.9 million (C$8.3 million) for the third quarter of 2005 reflecting the increase in interest rates in the U.S. as well as the additional interest expense on the loans payable.

Income taxes. The income tax provision for the third quarter of 2006 was $7.6 million (C$8.4 million) or 17% of income before income taxes for the quarter compared with $5.8 million (C$6.9 million) or 16% for the same quarter last year.

Net Income and Earnings Per Share. Net income increased by 19% in the third quarter to $37.4 million (C$41.9 million), compared to $31.3 million (C$37.5 million) in the third quarter of last year. Diluted earnings per share increased 20% to $0.66 (C$0.74) for the quarter compared to $0.55 (C$0.66) for the third quarter of 2005.

Operating Earnings. Operating earnings for the third quarter increased 37% to $31.9 million (C$35.8 million) compared to $23.3 million (C$28.0 million) in the same quarter last year.

Kingsway Financial Services Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2006 and 2005

(In thousands of U.S. dollars)

For the nine months ended September 30, 2006 and 2005

Gross Premiums Written. Gross premiums written increased 5% to $1.52 billion (C$1.73 billion) for the first nine months of 2006, compared to $1.46 billion (C$1.78 billion) for the same period last year. U.S. operations represented 69% of gross premiums written, compared with 67% last year. Trucking, non-standard automobile and commercial automobile premiums comprised 32%, 26% and 13%, respectively, of gross premiums written for the nine months ended compared with 30%, 29% and 13% last year. For the nine months, gross premiums written by U.S. operations increased 8% to $1.05 million (C$1.19 billion) compared to $980.0 million (C$1.20 billion) last year. Gross premiums written increased by $108.5 million (C$123.0 million) year to date as a result of business written with The Robert Plan Corporation (which commenced in 2006) and Zephyr Insurance Company (which was acquired during Q4 of 2005). Gross premiums written from Canadian operations were $469.8 million (C$531.0 million) compared to $475.4 million (C$582.3 million) for the same period last year.

Net Premiums Written. Net premiums written were $1.42 billion (C$1.61 billion) year to date compared with $1.42 billion (C$1.74 billion) for the same period last year. Zephyr’s ceded premiums were $50.6 million (C$57.3 million) for the year to date. Net premiums written for the U.S. operations were $969.7 million (C$1.10 billion) compared with $966.4 million (C$1.18 billion) last year. Net premiums written for the Canadian operations were $469.8 million (C$531.0 million) compared with $454.5 million (C$556.9 million) in the third quarter of last year. Ceded premiums were 6.6% of gross premiums written and were 3.4% excluding the impact of Zephyr’s ceded premiums.

Net Premiums Earned. Net premiums earned were $1.34 billion (C$1.52 billion) compared with $1.35 billion (C$1.65 billion) in the same period last year. Net premiums earned from U.S. operations were $906.5 million (C$1.03 billion) compared to $905.4 million (C$1.11 billion) last year, and for the Canadian operations were $435.0 million (C$492.3 million) and $441.2 million (C$539.7 million), respectively.

Investment Income. Investment income increased by 33% to $90.5 million (C$102.3 million) compared to $68.1 million (C$83.3 million) last year. The yield before expenses on the fixed income portfolio was 4.2% year to date compared to 3.6% last year.

Net Realized Gains/Losses. Net realized gains amounted to $17.8 million (C$19.7 million) compared with $30.0 million (C$36.3 million) for the same period last year. Net realized gains after tax were $11.4 million (C$12.6 million) compared with $22.3 million (C$27.0 million) for the same period last year. Net realized gains include adjustments to the carrying value for declines in the market value considered other than temporary of $2.5 million ($2.9 million last year) on investments still held and realized losses of $27.0 million ($13.6 million last year).

Kingsway Financial Services Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2006 and 2005

(In thousands of U.S. dollars)

Claims Incurred. The claims ratio was 68.2% for the first nine months of the year compared to 68.1% for the same period last year. The claims ratio for the U.S. operations was 70.4% compared with 67.2% for the nine months of 2005. The claims ratio for the Canadian operations improved to 63.6% compared to 70.1% last year. The Company increased its net estimates for unpaid claims occurring in prior periods by $10.7 million (C$11.9 million), which increased the combined ratio by 0.8% year to date primarily as a result of program business in the United States. The Canadian operations reported favourable reserve development year to date.

Underwriting Expenses. The combined ratio of 97.1.% for the first nine months produced an underwriting profit of $38.8 million (C$44.0 million) compared to the combined ratio of 97.0% and $39.7 million (C$48.7 million) of underwriting profit last year. For the year to date, the U.S. operations combined ratio was 98.7% (97.0% last year) which produced an underwriting profit of $12.1 million ($27.6 million last year) and the Canadian operations improved to 93.9% (97.3% last year) which produced an underwriting profit of $26.7 million ($12.1 million last year). Increases in professional fees related to Sarbanes-Oxley, audit and litigation costs account for a 0.6% increase year to date to the general expense ratio.

Interest Expense. Interest expense in the first nine months of 2006 was $22.4 million (C$25.4 million), compared to $18.9 million (C$23.1 million) in the nine months of 2005 reflecting the increase in interest rates in the U.S. as well as the additional interest expense on the loans payable.

Income Taxes. The income tax provision first nine months of 2006 was $18.2 million (C$20.5 million) or 15% of income before income taxes year to date compared with $19.5 million (C$23.8 million) or 16% for the same period last year.

Net Income and Earnings Per Share. Net income for the nine months ended September 30, 2006 increased 7% to $106.5 million (C$120.2 million) compared to $99.1 million (C$121.0 million) reported last year. For the nine month period, diluted earnings per share increased by 7% to $1.87 (C$2.11) compared to $1.74 (C$2.13) for the same period last year.

Operating Earnings. Operating earnings for the first nine months of 2006 increased 24% to $95.1 million (C$107.5 million) compared to $76.8 million (C$94.0 million) for the nine months of 2005.

Book Value Per Share and Return on Equity. Book value per share increased by 18% to $16.14 (14% to C$18.04) from $13.65 (C$15.87) as at September 30, 2005. Return on equity (annualized) was 16.6% for the year to date compared to 18.4% for the same period last year.

Balance Sheet. Total assets as at September 30, 2006 were $4.11 billion (C$4.64 billion) compared to $3.80 billion (C$4.44 billion) at the end of 2005. The carrying value of the investment portfolio including cash increased 6% to $3.10 billion (C$3.47 billion), compared to $2.91 billion (C$3.39 billion) as at December 31, 2005. The fair value of the investment portfolio including cash was $55.65 (C$62.20) per common share at September 30, 2006.

Kingsway Financial Services Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2006 and 2005

(In thousands of U.S. dollars)

Net unrealized losses on the total investment portfolio were $20.2 million (C$22.6 million) or $0.36 (C$0.40) per share outstanding at September 30, 2006, primarily as a result of increases in interest rates in the period, as compared to net unrealized gains of $18.2 million (C$21.2 million) or $0.32 (C$0.37) per share outstanding at the end of 2005. Net unrealized gains on the common shares portfolio were $30.0 million (C$33.5 million) or $0.53 (C$0.60) per share outstanding at September 30, 2006 compared to $40.1 million (C$46.6 million) or $0.71 (C$0.83) per share outstanding at the end of 2005.

At September 30, 2006, 23% of the fixed income portfolio matures in less than one year and 47% matures after one year and in less than five years. Duration is a measure used to estimate the extent market values of fixed maturity investments change with changes in interest rates. Using this measure, it is estimated that an immediate hypothetical 100 basis point parallel increase in interest rates would decrease the market value of our fixed maturity investments by $80.4 million at September 30, 2006, representing 3.2% of the $2,552.7 million fair value fixed maturity investment portfolio.

Unearned premiums as at September 30, 2006 was $740.3 million (C$827.4 million), compared to $649.2 million (C$755.1 million) at the end of 2005. During the year, provisions for unpaid claims increased by 5% to $1.94 billion (C$2.17 billion) compared to $1.84 billion (C$2.14 billion) at the end of 2005.

The Company has increased its investment in capital assets by $29.0 million during the year, $27.1 million of which is the result of the construction that continues on its new head office building in Mississauga and new facilities for Lincoln General in York, Pennsylvania. The head office building in Mississauga is scheduled for completion in the first quarter of 2007, and the York, Pennsylvania facility has been completed and is now occupied.

Contractual Obligations. Information concerning contractual obligations as at September 30, 2006 is shown below:

(in thousands of U.S. dollars)

Payments Due by Period

	2006	2007	2008	2009 & 2010	Thereafter	Total
Bank indebtedness	$37,119	$—	$—	$—	$—	$37,119
Construction contracts	8,272	—	—	—	—	8,272
Senior unsecured debentures	—	69,786	—	—	125,000	194,786
Subordinated indebtedness	—	—	—	—	90,500	90,500
Loan payable	—	—	—	—	66,222	66,222

Total	$45,391	$69,786	$—	$—	$281,722	$396,899

For further details on the Company’s long term debt and interest obligations, refer to note 13 of the Company’s 2005 audited consolidated financial statements and pages 42 and 43 of the 2005 Annual Report which sets out the Company’s contractual obligations as at December 31, 2005.

Kingsway Financial Services Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2006 and 2005

(In thousands of U.S. dollars)

Liquidity and Capital Resources. During the nine months ended September 30, 2006, the net cash provided from operations was $147.3 million compared to $215.0 million last year. The Company believes that the cash generated from the operating activities will be sufficient to meet our ongoing cash requirements, including interest payment obligations and dividend payments.

During the quarter, the Company repurchased and cancelled 90,000 common shares under the normal course issuer bid for a total purchase price of $1.9 million (C$2.1 million). For the year to date, we have repurchased and cancelled 562,800 common shares or 1% of the shares outstanding at the beginning of the year for a total purchase price of $11.1 million (C$12.5 million) at an average price of $19.66 (C$22.13).

As at September 30, 2006 the Company was well capitalized to support the premium volume of our insurance subsidiaries. Our Canadian property and casualty insurance companies are regulated by the Office of the Superintendent of Financial Institutions (OSFI) and the Financial Services Commission of Ontario (FSCO) and are required to maintain a level of capital sufficient to achieve a target of 150% of a minimum capital test (MCT) formula. As at September 30, 2006 the MCT of our Canadian subsidiaries are well in excess of the target MCT level, with MCT margins ranging between 228% and 290%.

In the United States, a risk based capital (RBC) formula is used by the National Association of Insurance Commissioners (NAIC) to identify property and casualty insurance companies that may not be adequately capitalized. The NAIC requires that capital and surplus not fall below 200% of the authorized control level. As at September 30, 2006 the RBC ratios of our U.S. subsidiaries are well in excess of the NAIC requirement with RBC ratios ranging between 251% and 1,135%.

Our reinsurance subsidiaries, which are domiciled in Barbados and Bermuda are required by the regulator in the jurisdictions in which they operate to maintain minimum capital levels. As at September 30, 2006 the capital maintained by Kingsway Reinsurance Corporation was $330.2 million in excess of the regulatory requirements in Barbados and the capital maintained by Kingsway Reinsurance (Bermuda) Limited was $41.2 million in excess of regulatory requirements in Bermuda.

Off-Balance Sheet Financing The Company entered into an off-balance sheet transaction through the Kingsway Linked Return of Capital Trust transaction that was completed on July 14, 2005 which is more fully described in Note 13(d) of the 2005 audited consolidated financial statements. The net proceeds from this offering were invested into a Kingsway controlled entity which is not consolidated based on accounting standards. The effect of this transaction is to show additional debt on the Company’s financial statements and an off-setting equity investment of $7.5 million into the non-consolidated affiliated entity. The Company does not have any other off-balance sheet financing arrangements.

Kingsway Financial Services Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2006 and 2005

(In thousands of U.S. dollars)

Summary of Quarterly Results The following table presents our financial results over the previous eight quarters.

	2006			2005				2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Gross premiums written	$483,903	$532,489	$507,243	$439,267	$452,341	$478,446	$524,606	$473,951

Net premiums earned	458,309	456,196	427,015	445,372	461,446	469,300	415,825	451,332

Total revenue	498,170	499,548	452,049	478,502	495,557	497,305	451,853	478,843

Net income	37,405	40,174	28,882	35,901	31,339	29,647	38,121	29,828

Earnings per share
Basic	$0.67	$0.71	$0.51	$0.64	$0.55	$0.52	$0.68	$0.53

Diluted	0.66	0.71	0.51	0.63	0.55	0.52	0.67	0.53

Outlook

The Company’s 2005 Annual Report includes description and analysis of the key factors and events that could impact future earnings under the heading Risks Factors in the Management’s Discussion and Analysis section. These factors and events have, for the most part, remained substantially unchanged.

Forward Looking Statements

This shareholders report (including the President’s Message to Shareholders and Management’s Discussion and Analysis) includes “forward looking statements” that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2005 Annual Report under the heading Risks Factors in the Management’s Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov or through the Company’s website at www.kingsway-financial.com. The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

KINGSWAY FINANCIAL SERVICES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the three and nine months ended September 30, 2006 and 2005

(In thousands of U.S. dollars, except for per share amounts)

	Quarter to Sept 30:		9 months to Sept 30:
	2006	2005	2006	2005
			(unaudited)
Gross premiums written	$483,903	$452,341	$1,523,635	$1,455,393

Net premiums written	$444,666	$442,517	$1,422,961	$1,420,928

Revenue:
Net premiums earned	$458,309	$461,446	$1,341,520	$1,346,570
Investment income	31,518	22,455	90,470	68,102
Net realized gains	8,343	11,657	17,777	30,042

	498,170	495,557	1,449,767	1,444,714

Expenses:
Claims incurred	309,818	309,865	914,989	917,305
Commissions and premium taxes	83,267	101,395	252,283	279,017
General and administrative expenses	52,512	40,162	135,434	110,561
Interest expense	7,607	6,884	22,417	18,855
Amortization of intangibles	—	130	—	389

	453,204	458,437	1,325,123	1,326,127

Income before income taxes	44,966	37,120	124,644	118,587
Income taxes	7,561	5,781	18,183	19,480

Net income	$37,405	$31,339	$106,461	$99,107

Earnings per share:
Basic:	$0.67	$0.55	$1.89	$1.75
Diluted:	$0.66	$0.55	$1.87	$1.74

Weighted average shares outstanding:
Basic:	56,095	56,467	56,292	56,405
Diluted:	56,664	56,965	56,966	56,857

KINGSWAY FINANCIAL SERVICES INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	Sept. 30 2006 (unaudited)	Dec. 31 2005
ASSETS
Cash and cash equivalents	$37,655	$111,034
Investments	3,062,754	2,803,790
Accrued investment income	27,863	25,126
Accounts receivable and other assets	343,887	282,764
Due from reinsurers and other insurers	229,045	222,974
Deferred policy acquisition costs	170,651	148,829
Income taxes recoverable	2,718	—
Future income taxes	67,558	57,939
Capital assets	100,632	71,608
Goodwill and intangible assets	69,833	71,130

	$4,112,596	$3,795,194

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES

Bank indebtedness	$37,119	$11,767
Loans payable	66,222	66,222
Accounts payable and accrued liabilities	135,450	129,666
Income taxes payable	—	6,817
Unearned premiums	740,287	649,228
Unpaid claims	1,942,988	1,844,211
Senior unsecured debentures	194,786	192,068
Subordinated indebtedness	90,500	90,500

	3,207,352	2,990,479

SHAREHOLDERS’ EQUITY
Share capital	329,649	331,470
Issued and outstanding number of common shares 56,073,722 – September 30, 2006 56,480,453 – December 31, 2005
Contributed surplus	4,418	3,237
Currency translation adjustment	20,897	9,958
Retained earnings	550,280	460,050

	905,244	804,715

	$4,112,596	$3,795,194

KINGSWAY FINANCIAL SERVICES INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the three and nine months ended September 30, 2006 and 2005

(In thousands of U.S. dollars)

	Quarter to Sept 30:		9 months to Sept 30:
	2006	2005	2006	2005
	(unaudited)
Retained earnings, beginning of period	$517,194	$397,641	$460,050	$334,468

Net income for the period	37,405	31,339	106,461	99,107

Dividends	(3,138)	(2,398)	(9,341)	(6,993)

Repurchase of common shares for cancellation	(1,181)	—	(6,890)	—

Retained earnings, end of period	$550,280	$426,582	$550,280	$426,582

KINGSWAY FINANCIAL SERVICES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three and nine months ended September 30, 2006 and 2005

(In thousands of U.S. dollars)

	Quarter to Sept 30:		9 months to Sept 30:
	2006	2005	2006	2005
	(unaudited)
Cash provided by (used in):
Operating activities:
Net income	$37,405	$31,339	$106,461	$99,107
Items not affecting cash:
Amortization	1,816	2,065	5,725	5,988
Future income taxes	994	(3,128)	2,670	(4,565)
Net realized gains	(8,343)	(11,657)	(17,777)	(30,042)
Amortization of bond premiums & discounts	(870)	2,255	(2,201)	9,572

	31,002	20,874	94,878	80,060

Net change in other non-cash balances:	12,062	46,616	52,459	134,963

	43,064	67,490	147,337	215,023

Financing activities:
Increase of share capital	811	45	2,400	2,419
Repurchase of common shares for cancellation	(1,860)	—	(11,109)	—
Dividends	(3,138)	(2,398)	(9,341)	(6,993)
Increase in bank indebtedness and loans payable	15,806	4,817	24,752	10,954

	11,619	2,464	6,702	6,380

Investing activities:
Purchase of investments	(767,245)	(615,486)	(2,509,672)	(1,812,265)
Proceeds from sale of investments	681,859	547,209	2,308,425	1,582,712
Financed premiums receivable, net	3,879	2,825	7,490	(1,541)
Net change to capital assets	(9,904)	(5,059)	(33,661)	(8,079)

	(91,411)	(70,511)	(227,418)	(239,173)

Decrease in cash during period	(36,728)	(557)	(73,379)	(17,770)

Cash, beginning of period	74,383	69,890	111,034	87,103

Cash, end of period	$37,655	$69,333	$37,655	$69,333

KINGSWAY FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2006 and 2005

(Unaudited - tabular amounts in thousands of U.S. dollars)

1.	Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the Company’s consolidated financial statements for the year ended December 31, 2005. Effective December 31, 2005, the Company reported its consolidated financial statements in U.S. dollars. As a result of this change in reporting currency, the results of the third quarter of 2005 have been converted into U.S. dollars using as the same methodology as described in note 1 of the 2005 audited consolidated financial statements. These interim consolidated financial statements do not contain all disclosures required by generally accepted accounting principles and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2005 as set out on pages 56 to 76 of the Company’s 2005 Annual Report. The results of the operations for the interim periods are not necessarily indicative of the full-year results.

2.	Stock-based compensation

As reported on pages 64 of the Company’s 2005 Annual Report, effective January 1, 2003 the Company adopted on a prospective basis the fair-value method of accounting for stock-based compensation awards granted to employees and non-employee directors. During the third quarter 2006, the Company recorded $598,000 ($1.6 million year to date) of stock-based compensation expense included in employee compensation expense.

For stock options granted in years prior to 2003, the Company must provide the following pro forma disclosures of net income and earnings per share as if the Company had measured the additional compensation element of stock options granted based on the fair value on the date of grant. Such proforma disclosure follows:

	Three months ended September 30,
	2006	2005
Net income
As reported	$37,405	$31,339
Pro forma	37,405	31,339
Basic earnings per share
As reported	$0.67	$0.55
Pro forma	0.67	0.55
Diluted earnings per share
As report	$0.66	$0.55
Pro forma	0.66	0.55

KINGSWAY FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2006 and 2005

(Unaudited – tabular amounts in thousands of U.S. dollars)

2.	Stock-based compensation – continued:

	Nine months ended September 30,
	2006	2005
Net income
As reported	$106,461	$99,107
Pro forma	106,461	99,039
Basic earnings per share
As reported	$1.89	$1.75
Pro forma	1.89	1.75
Diluted earnings per share
As report	$1.87	$1.74
Pro forma	1.87	1.74

The per share weighted average fair value of options granted during 2006 and 2005 was C$6.88 and C$3.58, respectively. The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	As at September 30
	2006	2005
Risk-free interest rate	4.02%	3.53%
Dividend yield	1.02%	1.02%
Volatility of the expected market price of the Company’s common shares	31.4%	22.5%
Expected option life (in years)	3.5	3.9

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. As the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the Company’s employee stock options.

3.	Segmented information

The Company provides property and casualty insurance and other insurance related services in three reportable segments, Canada, the United States and corporate and other insurance related services. The Company’s Canadian and United States segments include transactions with the Company’s reinsurance subsidiaries. At the present time, other insurance related services are not significant. Results for the Company’s operating segments are based on the Company’s internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements.

KINGSWAY FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2006 and 2005

(Unaudited – tabular amounts in thousands of U.S. dollars)

3.	Segmented information – continued:

	Three months ended September 30, 2006
	Canada	United States	Corporate and Other	Total
Gross premiums written	$154,574	$329,329	$—	$483,903
Net premiums earned	152,368	305,942	—	458,309
Investment income	13,905	17,858	(245)	31,518
Net realized gains	7,424	918	—	8,343
Interest expense	—	5,880	1,727	7,607
Amortization of capital assets	310	811	411	1,533
Net income tax expense (recovery)	8,083	(2,626)	2,104	7,561
Net income (loss)	24,205	17,580	(4,381)	37,405

	Three Months ended September 30, 2005
	Canada	United States	Corporate and Other	Total
Gross premiums written	$160,098	$292,243	$—	$452,341
Net premiums earned	163,651	297,795	—	461,446
Investment income	10,585	12,895	(1,025)	22,455
Net realized gains (losses)	10,167	1,521	(31)	11,657
Interest expense	—	5,322	1,562	6,884
Amortization of capital assets	245	979	222	1,446
Amortization of intangible assets	—	130	—	130
Net income tax expense (recovery)	6,597	(1,380)	564	5,781
Net income (loss)	16,122	17,081	(1,864)	31,339

KINGSWAY FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2006 and 2005

(Unaudited – tabular amounts in thousands of U.S. dollars)

3.	Segmented information – continued:

	Nine months ended September 30, 2006
	Canada	United States	Corporate and Other	Total
Gross premiums written	$469,800	$1,053,835	$—	$1,523,635
Net premiums earned	435,014	906,506	—	1,341,520
Investment income	39,165	51,785	(480)	90,470
Net realized gains (losses)	18,480	(703)	—	17,777
Interest expense	—	17,049	5,368	22,417
Amortization of capital assets	899	2,392	1,209	4,500
Net income tax expense
(recovery)	20,088	(8,305)	6,400	18,183
Net income (loss)	58,478	54,438	(6,455)	106,461

Total assets	$1,583,692	$2,500,245	$28,659	$4,112,596

	Nine months ended September 30, 2005
	Canada	United States	Corporate and Other	Total
Gross premiums written	$475,434	$979,959	$—	$1,455,393
Net premiums earned	441,194	905,376	—	1,346,570
Investment income	29,793	39,562	(1,253)	68,102
Net realized gains (losses)	18,577	11,496	(31)	30,142
Interest expense	—	13,768	5,087	18,855
Amortization of capital assets	612	3,153	627	4,393
Amortization of intangible assets	—	389	—	389
Net income tax expense	17,305	426	1,750	19,480
Net income (loss)	38,757	64,037	(3,687)	99,107

Total assets	$1,462,183	$2,241,631	$29,797	$3,733,611

KINGSWAY FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2006 and 2005

(Unaudited – tabular amounts in thousands of U.S. dollars)

3.	Segmented Information – continued:

	Quarter to September 30:		9 months to September 30:
	2006	2005	2006	2005
Favourable (Unfavourable) change in estimated unpaid claims for prior accident years (note 1):
Canada	$5,062	$1,142	$6,365	$(5,719)
U.S.	(14,040)	410	(17,067)	(372)

Total	$(8,978)	$1,552	$(10,702)	$(6,091)

As a % of net premiums earned (note 2):
Canada	(3.3%)	(0.7%)	(1.5%)	1.3%
U.S.	4.6%	(0.1%)	1.9%	0.0%
Total	2.0%	(0.3%)	0.8%	0.5%

As a % of unpaid claims (note 3):
Canada			(0.8%)	0.9%
U.S.			1.6%	0.0%
Total			0.6%	0.4%

Note 1	– (Increase) decrease in estimates for unpaid claims from prior accident years reflected in current financial year results.
Note 2	– Increase (decrease) in current financial year reported combined ratio
Note 3	– Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year

KINGSWAY FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2006 and 2005

(Unaudited – tabular amounts in thousands of U.S. dollars)

4.	Investments

The carrying amounts and fair values of investments are summarized below:

	September 30, 2006
	Carrying Amount	Fair Value
Term deposits	$406,777	$406,317
Bonds:
Government	374,503	377,216
Corporate	1,781,109	1,769,119
Common shares	419,470	449,435
Financed premiums	80,895	80,895

	$3,062,754	$3,082,982

	December 31, 2005
	Carrying Amount	Fair value
Term deposits	$383,071	$381,734
Bonds:
Government	428,316	427,801
Corporate	1,581,579	1,561,443
Preferred shares	1,290	1,352
Common shares	323,830	363,955
Financed premiums	85,704	85,704

	$2,803,790	$2,821,989

KINGSWAY FINANCIAL SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2006 and 2005

(Unaudited – tabular amounts in thousands of U.S. dollars)

Financial Strength Indicators:

Some of the key indicators of the Company’s financial strength are as follows:

	September 30, 2006		December 31, 2005
Rolling four quarter calculations:

Net Premiums Written to Estimated Statutory Surplus Ratio	1.7	x	1.9	x

Interest Coverage Ratio	6.7	x	7.2	x

Total Bank and Senior Debt to Capitalization Ratio	23.2%		23.5%

Selected Financial Information expressed in thousands of Cdn. dollars, except for per share amounts

The selected financial information disclosed below has been translated using the Bank of Canada monthly average exchange rate for the income statement and the month end rate for the balance sheet. Readers should be cautioned as to the limited usefulness of the selected financial information presented below.

	Quarter to September 30:		9 months to September 30:
	2006	2005	2006	2005
Gross Premiums Written	$542,590	$543,889	$1,725,660	$1,782,595

Net Premiums Earned	513,926	554,559	1,518,770	1,740,923

Net Income	41,872	37,500	120,171	120,997

Earnings Per Share – diluted	$0.74	$0.66	$2.11	$2.13

Underwriting Profit	14,201	12,114	43,999	48,708

Book Value Per Share			$18.04	$15.87

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, William G. Star, the President and Chief Executive Officer of Kingsway Financial Services Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kingsway Financial Services Inc. (the issuer) for the interim period ending September 30, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:	November 2, 2006.

/s/ William G. Star
William G. Star,
President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, W. Shaun Jackson, the Executive Vice President and Chief Financial Officer of Kingsway Financial Services Inc., certify that:

5.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kingsway Financial Services Inc. (the issuer) for the interim period ending September 30, 2006;

6.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

7.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

8.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:	November 2, 2006.

/s/ W. Shaun Jackson
W. Shaun Jackson,
Executive Vice President and Chief Financial Officer